Exhibit 21.1

Subsidiaries of the Registrant

Name of subsidiary	State/Country of Incorporation	Ownership
Outlet Retail Stores, Inc	Delaware	100%
Pfaltzgraff Factory Stores, Inc.	Delaware	100%
Syratech Acquisition Corp.	Delaware	100%
Wallace Silversmiths de Puerto Rico Ltd.	Cayman Islands	100%